Robert T. Molinet	942 South Shady Grove Road
Corporate Vice President	Memphis, TN 38120
Securities & Corporate Law	Telephone 901.818.7029
Fax 901.818.7119
rtmolinet@fedex.com

Via EDGAR and FedEx Express

March 11, 2014

Cecilia D. Blye
Chief, Office of Global Security Risk
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-5546

Re:                             FedEx Corporation

Form 10-K for the Fiscal Year Ended May 31, 2013

Filed July 15, 2013

File No. 1-15829

Dear Ms. Blye:

We are in receipt of the Commission’s letter to Alan B. Graf, Jr., Executive Vice President and Chief Financial Officer of FedEx Corporation, dated February 25, 2014, providing comments and requesting information relating to our contacts with Syria, Sudan and Cuba.  FedEx’s responses to the Commission’s comments are as follows:

General

1.              In your letters to us dated January 14, 2011 and February 4, 2011, you discussed your contacts with Syria and lack of contacts with Sudan, countries that are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls.  We note that your website states that you currently offer no services to or from Sudan and that services involving Syria have been suspended.  We are aware of third party websites listing Chinese freight forwarding and shipping companies that include your logo and purport to offer FedEx Services to Syria, Sudan and Cuba.  Cuba also is designated a state sponsor of terrorism, and is subject to U.S. asset and export controls.

Your Form 10-K does not provide disclosure about the referenced countries.  Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan since your 2011 letters, and any contacts with Cuba, whether through subsidiaries, freight forwarders, service contractors, distributors, affiliates, or other direct or indirect arrangements.  Your response should describe any services, technology, products, equipment or components you have provided to the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

Response:

Third Party Websites in China

As discussed in more detail below, we currently do not provide any transportation services to or from Syria, Sudan or Cuba.  We state on our website (fedex.com) that we do not provide such services.

We are aware that Chinese freight forwarding and shipping companies falsely purport to offer FedEx services, including FedEx shipping services to Syria, Sudan and Cuba, on their and third-party websites.  We monitor such references and work with appropriate parties in China to promptly remove them.  For example, over the last nine months, we have worked to remove unauthorized references to FedEx and our services from over 30 websites in China.

We will continue to monitor and work to remove these unauthorized references to FedEx on third-party websites in China.  This is an ongoing endeavor, as unauthorized and false website references to FedEx services are commonplace in China.  In addition, we will note on our own website that customers and other stakeholders and interested parties should not rely on information from third-party websites regarding FedEx services that contradicts the service information that we publish.

Contacts with Syria

Prior to August 18, 2011, our wholly owned subsidiary Federal Express Corporation (“FedEx Express”) provided, through third-party transportation companies, package delivery services from Syria and to Syria from countries other than the United States.  Our wholly owned subsidiary FedEx Trade Networks, Inc., through its wholly owned subsidiary FedEx Trade Networks Transport & Brokerage, Inc. (collectively, “FTN”), provided, through third-party air and ocean cargo carriers, limited freight-forwarding services to and from Syria.

On August 17, 2011, President Obama signed Executive Order 13582, Blocking Property of the Government of Syria and Prohibiting Certain Transactions With Respect to Syria.  Executive Order 13582, which became effective on August 18, 2011, prohibits the exportation, re-exportation, sale or supply, directly or indirectly, from the United States, or by a U.S. person, wherever located, of any services to Syria.

Immediately following the publication of Executive Order 13582, we suspended all transportation services to and from Syria.  FedEx Express also suspended its agreement with Falcon Express Inc., an independent licensee that was responsible for the pick-up and delivery of packages within Syria.  This contract expired in accordance with its terms on November 30, 2011.  Until such time that we may legally resume transportation services to and from Syria, we will not provide such services.

We have never had any assets or employees in Syria, any flights to or from Syria, or any direct operations within Syria.

Due to U.S. government restrictions, our aircraft currently do not fly through airspace controlled by Syria.  Prior to these restrictions becoming effective, our aircraft occasionally flew through Syrian airspace, as a result of which we made immaterial payments — called overflight fees — to the Syrian government.  Such payments were not prohibited by U.S. law or sanctions policy.  We made the payments to Hadid International Services, based in Dubai, which in turn paid the Syrian government.  If these restrictions are lifted, our aircraft may resume occasionally flying through Syrian airspace.

To the best of our knowledge, we do not have any other contacts with the Syrian government or entities affiliated with the Syrian government.

FTN continues to offer custom brokerage services for certain goods being imported to the United States and Canada from Syria, as permitted by U.S. law and sanctions policy.

Contacts with Sudan

There has been no change with respect to our contacts with Sudan since our January 14, 2011, letter to the Commission.  We do not provide any transportation services to or from Sudan, and we do not plan to provide any such services in the future.

We have comprehensive export controls and economic sanctions programs designed to ensure compliance with U.S. and other applicable export laws, rules and regulations.  As part of our ongoing efforts to monitor the effectiveness of our international trade compliance programs, we identified one shipment (said to contain clothing items) to Sudan for which FTN arranged air transportation during fiscal 2013.  FTN’s handling of this shipment was inadvertent and not in accordance with our internal policies and procedures.  We voluntarily disclosed this shipment to the United States Treasury Department’s Office of Foreign Assets Control (“OFAC”).  FTN did not have any net revenue associated with this shipment (i.e., our costs exceeded the amount paid by the shipper).

Our aircraft may occasionally fly through airspace controlled by Sudan, as a result of which we may pay immaterial overflight fees to the Sudanese government.  Such payments are not prohibited by U.S. law or sanctions policy.  As with Syria, we make any such payments through Hadid International Services.  Our aircraft have flown through Sudanese airspace four times since January 2011 for charter flights, but we were not required to pay any overflight fees for these flights.

To the best of our knowledge, we do not have any other contacts with the Sudanese government or entities affiliated with the Sudanese government.

FTN offers custom brokerage services for certain goods being imported to the United States and Canada from Sudan, as permitted by U.S. law and sanctions policy, although no such services have been provided since our January 14, 2011, letter to the Commission.

Contacts with Cuba

We do not provide, and we have never provided, any transportation services to or from Cuba, and we do not plan to provide any such services in the future.

As part of our international trade compliance program, we identified five shipments (said to contain food items) to Cuba for which FTN arranged ocean transportation during fiscal 2011 (one shipment was diverted and never delivered).  FTN’s handling of these shipments was inadvertent and not in accordance with our internal policies and procedures.  We voluntarily disclosed these shipments to OFAC in May 2011.  In addition, we identified two shipments (said to contain machinery and bicycle helmets, respectively) for which FTN arranged ocean transportation on Cuban carriers during fiscal 2013.  The use of these carriers was inadvertent and not in accordance with our internal policies and procedures.  We voluntarily disclosed these shipments to OFAC in August 2013.  FTN had approximately $1,000 of aggregate net revenue for three of these shipments and did not have any net revenue associated with the other four shipments (we did not invoice customers for four shipments).

Our aircraft occasionally fly through airspace controlled by Cuba, as a result of which we pay immaterial overflight fees to the Cuban government.  Such payments are not prohibited by U.S. law or sanctions policy.  We make these payments to the International Air Transport Association (IATA) Clearing House, which in turn pays the Cuban government.

To the best of our knowledge, we do not have any other contacts with the Cuban government or entities affiliated with the Cuban government.

FTN offers custom brokerage services for certain goods being imported to the United States and Canada from Cuba, as permitted by U.S. law and sanctions policy.

2.              Please discuss the materiality of any contacts with Syria, Sudan and Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

Response:  Prior to the implementation of Executive Order 13582 in August 2011, we indirectly offered certain transportation services to and from Syria.  For our fiscal year ended May 31, 2011, our revenue for shipments to Syria was approximately $1.5 million and our revenue for shipments from Syria was approximately $456,000.  For our fiscal year ended May 31, 2012, our revenue for shipments to Syria was approximately $260,000 and our revenue for shipments from Syria was approximately $101,000, before we suspended services in accordance with Executive Order 13582.  This revenue was inconsequential, representing less than 0.01% of our total revenue for fiscal year 2011 and 2012.

As discussed above, we currently do not provide transportation services to or from Syria, Sudan or Cuba.  Our only contacts with Syria, Sudan and Cuba are in connection with the indirect and legal payment of overflight fees (subject, however, to the current restrictions regarding Syria, as discussed above) and our provision of customs brokerage services for shipments that contain goods with an origin in Syria, Sudan or Cuba.  We have not paid any overflight fees to Sudan, or acted as customs broker for any shipments that contained goods of Sudanese origin, since our January 14, 2011, letter to the Commission.

Our aggregate net revenue for custom brokerage services for shipments that contained goods of Syrian or Cuban origin since June 1, 2010 is approximately $3,700.

The following table sets forth the overflight fees paid to Syria (which includes the services fees of the third-party payment agent) and Cuba during our past three fiscal years ended May 31and for the eight-month period ended January 31, 2014:

	2014 (8 months)	2013	2012	2011

Syria	$0	$30,508	$21,064	$1,152
Cuba	$94,224	$144,979	$111,453	$118,440

The aggregate net revenue for these customs brokerage services and the overflight fee amounts are both inconsequential.

Based upon these quantitative and qualitative factors, and given that we have received few investor inquiries in this area, we do not believe that such contacts have had or will have any impact on investor sentiment or our reputation or share value.  We are certainly sensitive to the concerns of our investors, however, and we will continue to monitor investor sentiment and activity in this area, as we routinely do in many other areas.

In closing, we do not believe that a reasonable investor would consider additional information about our limited contacts with Syria, Sudan and Cuba important or helpful in arriving at an investment decision.  Our contacts with these countries are not material to our financial condition or operating results, and we continue to believe that they do not constitute an investment risk for our stockholders.  Accordingly, we plan to continue to make no reference to Syria, Sudan or Cuba in our filings with the Commission.

Please be advised that we understand our obligation to ensure the accuracy and adequacy of the disclosure in our filings with the Commission, that our filings include all information required under the Securities Exchange Act of 1934 and that we provide all information that investors require for an informed investment decision.

Furthermore, FedEx acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any additional questions.

Very truly yours,

FedEx Corporation

/s/ Robert T. Molinet
Robert T. Molinet

cc:	Frederick W. Smith
Christine P. Richards
Alan B. Graf, Jr.